May 3, 2005


Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:  	Eagle Bulk Shipping Inc.
Form S-1
Filed April 4, 2005; April 5, 2005
      File No. 333-123817

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you have considered the provisions of Rule
11-
01(d) of Regulations S-X in determining whether the vessels recently purchased or probable of being purchased constitute a business. As part of your response please address whether there were any time charters associated with the vessels prior to you entering into the contracts to purchase the vessels. Additionally, please indicate whether you acquired the rights associated with these time charters in connection with the purchases of each of your vessels. If the time charters were acquired in connection with the associated vessels, it would appear that acquisitions of the vessels purchased constitute a business under Rule 11-01(d) of Regulation S-X as the revenue producing activity remains unchanged. As such, you would need to provide pro forma financial information giving effect to the acquisition and related financing of the vessels as required under Rule 11-01 of Regulation S-X. Furthermore, if the vessel purchases constitute a business, you should also provide audited financial statements as required by Rule 3-05 of Regulation S-X. Finally, you should consider the disclosure requirements of SFAS No. 141 to determine if all required disclosures have been provided and amend your financial statement disclosure as appropriate.

Cover

2. Please remove the identification of "Joint Book-Running
Managers"
on the prospectus cover page. This information is not required under
Item 501 of Regulation S-K and is not material to an investment decision.

Inside Front Cover
3. Please move the dealer prospectus delivery requirement to appear on the back cover page. Refer to Item 502(b) of Regulation S-K.

4. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation
Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Prospectus Summary, page 1

5. Supplementally provide us with the basis for some of your belief disclosed in the summary that you are "the largest U.S. based owner of Handymax dry bulk vessels."

6. Supplementally explain why Handymax vessels have "reduced volatility in charter rates" relative to larger vessel sectors.
In
the alternative, delete it from your disclosure.

7. Please omit the phrase "have a record of accomplishment in the shipping industry" unless you intend that the management team will be guaranteeing the success of investment in this security.

8. Although you provide an explanation of your corporate structure on page 5, please consider including a chart of your organization in the registration statement.

Summary Consolidated Financial Data, page 8
Selected Consolidated Financial Data, page 26

9. Please revise to disclose your basic and diluted earnings per share. Refer to the guidance outlined in Instruction 2 to Item 301 of
Regulation S-K
Use of Proceeds, page 22

10. It is unclear from your narrative whether all the proceeds will be for repayment of debt. If there is another purpose, please disclose and allocate.

Management`s Discussion and Analysis, page 27

Factors Affecting Our Results of Operations, page 27

Management Fees, page 29

11. Revise your disclosure to quantify the management fee you pay to
V.Ships and to describe in greater detail the type of work performed.
Further, if this management fee is part of your vessel operating expense, please state so.

General and Administrative Expenses, page 29

12. Please revise your disclosure to include a discussion explaining in detail the specific nature and amounts of the costs that make up the general and administrative expense for the period presented in your statement of operations.

Liquidity and Capital, page 29

13. Disclose in the next amendment the amount of cash on hand and the amounts available under any credit facilities as of the most practical date.

14. Please clarify your reference to "expected market conditions." Also discuss liquidity on a short term and long term (i.e. longer than 12 months) perspective. Refer generally to Instruction 5 of Item
303(a) of Regulation S-K.

15. We note your disclosure in paragraph two, where you state that you anticipate that following the completion of this offering and taking into account generally expected market conditions, internally generated cash flow, committed financing from Kelso and borrowings under your new credit facility will be sufficient to fund the operations of your fleet, including your working capital requirements. We also note on page 30 under the heading "New Credit
Facility" that you state if the lender elects to reduce the amount of funds that you may borrow under the new credit facility for working capital purposes, the facility limit will be reduced by a corresponding amount. In this regard, please enhance your disclosure to include a discussion as to your alternative plan if this offering and the new credit facility do not provide sufficient funds for the operations of your fleet, including your working capital requirements.

Contractual Obligations, page 31

16. It appears that you have renewed and will continue to renew your current month-to-month office lease as of the date of your financial statements present in your filing. In this regard, please revise your disclosure to quantify the payment obligation under this lease in your contractual obligations table. Additionally, revise your financial statements to comply with paragraph 16.c. of SFAS No. 13.

17. We note the disclosure in footnote (2) indicating that under the terms of a financial advisory agreement with Kelso, the Company`s principal shareholder, the Company will pay Kelso an annual fee of $500,000. We also note that the Company has agreed with Kelso to terminate this agreement in exchange for a $1.0 million payment upon the closing of the Company`s common stock offering. Since this payment is being made to the Company`s principal shareholder in connection with the offering, please revise to give retroactive effect to this payment in the Company`s balance sheet or include a pro forma balance sheet alongside the Company`s historical balance sheet giving effect to this payment. Also, since it appears this payment will be funded with proceeds from your planned public offering, please disclose pro forma earnings per share giving effect to the number of shares whose proceeds will be required to fund the payment. Since the payment is being made to the Company`s principal shareholder, we view it similar to a dividend payment as discussed in
SAB Topic 1: B: 3.

Capital Expenditures, page 31

18. You state in footnote (1) in the "Contractual Obligations" disclosure that you will finance a portion of the purchase price related to the nine vessels with "additional indebtedness drawn under your new credit facility." However you imply in the first paragraph within the "Capital Expenditure" section that you will fund the same portion of the purchase price with "borrowings under bank loans." Please clarify your intent and revise accordingly. If your intent is to obtain a bank loan(s) to fund the above mention portion of the purchase price related to the nine vessels and then refinance that amount with the borrowings under the new credit facility, please add a note in the financial statements describing the terms of this bank loan(s).

Qualitative and Quantitative Market Risk, page 32

19. We note from your disclosure that you are subject to market risks relating to changes in interest rates, because you have floating rate debt outstanding. If you currently have floating rate debt outstanding, please revise your filing to provide disclosure regarding your exposure to interest rate risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K. As part of your response, please explain to us in detail what debt you have incurred and the significant terms (i.e. date assumed, amount, interest rate, etc.).

Critical Accounting Policies, page 32

20. We note from your disclosure that you depreciate the expenditures made to prepare the vessel for its initial voyage over the life of the vessel, rather than over the time frame of the voyage. Please explain your rational behind your conclusion or revise your filing accordingly.

Business, page 44

21. Disclose the number of persons currently employed by the company and the vessel owning subsidiaries. Also, disclose whether any employees are subject to collective bargaining agreements.

Technical Management, page 48

22. Supplementally provide your basis for stating V.Ships is "the world`s largest provider" of those services or otherwise delete that phrase.

Environmental and Other Regulations, page 49

International Maritime Organization, page 49

23. We note from your disclosure that you are formulating a plan to comply with the Annex VI regulations once they come into effect. You also go on to state that compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operations of your vessels. We understand that the ultimate outcome of these matters cannot be determined at this time; however, we believe that a discussion which explains the vessels and operations that will be impacted by such regulations would provide a reader with a better understanding of the potential impact to your business. For example you may want to discuss what vessels will be impacted by these regulations; provide an estimated range as it relates to the cost of installing the expensive emission control system; provide an estimated length of time the vessel will not be in operation due to this installation; state whether or not it is certain that the company will be able to comply with these regulations for each vessel; describe the ramifications of not being able to comply (i.e.
the vessel will not be allowed into service); and describe any predicted breach of contract under your time charters and penalties / liabilities associated with such a breach of contract.

Management, page 56

Compensation of Executives, Directors and Senior Management, page
58

24. Supplementally confirm that you have considered the application of Item 402(a)(5) of Regulation S-K to your disclosure in this section. To the extent applicable, please include a cross-reference to your discussion in "Certain Relationships and Related Party
Transactions."

2005 Stock Incentive Plan, page 59

25. We note the disclosure indicating that prior to the closing of the offering, the Company plans to adopt the 2005 Stock Incentive Plan. If the Company plans to grant options under this plan prior to or in connection with the Company`s planned public offering, please revise MD&A to disclose the number and significant terms of the options to be granted. Also, disclose the amount of expense that will be recognized in connection with the option grants, the period over which this expense will be recognized and explain how the estimated expense was calculated or determined.

Certain Relationships and Related Party Transactions, page 62

26. We note your disclosure on page 5 regarding the commercial management of your fleet through Eagle Shipping International
(USA)
LLC. Please revise to distinguish between the management services performed by Eagle Shipping International (USA) LLC and V.Ships.

Financial Advisory Agreement, page 62

27. Clarify your disclosure regarding the payment of certain fees as may be determined by the board of directors. To the extent any of those services are currently being performed, please disclose.

Underwriting, page 83

28. Supplementally advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

Legal Matters, page 86

29. Clarify your disclosure as to other legal matters that Seward
&
Kissel LLP will pass upon.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

30. Please revise to disclose each component of accrued liabilities that is greater than five percent of total current liabilities.
See
Rule 5-02(20) of Regulation S-X for guidance.

Consolidated Statement of Stockholders` Equity, page F-5

31. Please revise the notes to your financial statements to disclose all of the significant terms of the transaction in which the Company issued shares of common stock in exchange for a capital contribution aggregating $40,822,278. As part of your revised disclosure, please indicate the number of shares of common stock issued, the identity of the party to whom the shares were issued, and the nature of the consideration received in exchange for these shares. Also, please revise the balance sheet or notes to the Company`s financial statements to disclose the number of authorized, issued and outstanding common shares. Refer to the requirements of Rule 5-02(30)
of Regulation S-X. Your statement of operations or the notes to your audited financial statements should also be revised to disclose the number of shares used to compute your basic and diluted earnings per share for the period presented.
Note 2. Significant Accounting Policies

32. We note from your disclosure on page 15 that you may be subject to calls, or premiums, in amounts based not only on your claim but also the claim records of all other members of the protection and indemnity associations through which you receive indemnity insurance coverage for tort liability. In this regard, please revise your disclosure to explain how you will account or have accounted for the
"call" portion of the insurance you obtain through protection and indemnity associations. In addition quantify the amount of any call expense and / or related reserve that is currently recorded in your financial statements.

(m) Loss Per Share, page F-9

33. Please revise your financial statements and, elsewhere as necessary, to provide in a footnote the disclosures required under paragraph 41 of SFAS No. 128, if applicable for each period in which a statement of operations is presented.

Note 5. Credit Facility, page F-10

34. Please enhance your note to disclose the rate of interest, maturities, priorities and other material terms as it relates to the
$300,000,000 revolving credit facility. Additionally, please identify assets mortgaged, pledged, or otherwise subject to lien, and disclose the carrying value of the pledged assets. Refer to the requirements of Rule 5-02(22) of Regulations S-X.

Note 6. Related Party Transactions, page F-10

35. Please revise your disclosure to include the specific terms of the awards granted to certain members of the company`s management and the methods and assumptions underlying how you arrived or plan to arrive at the estimated compensation expense accrual for the management members that have been awarded profit interests in Eagle
Venture that entitle them to a portion of any appreciation in the value of the assets of Eagle Venture, as discussed on page 6 under the heading " Compensation of Executives."

Subsequent Events

36. We note from your disclosure in the prospectus summary and on page 27 of MD&A that you haven taken delivery of nine vessels as of the date of your filing. It appears that this occurred subsequent to the date of your financial statements dated as of and for the period ended March 31, 2005. In this regard, please disclose in a note to your financial statements the details related to the purchase of these vessels and any associated debt obtained in connection with the purchases of these vessels.

37. We also note from your registration statement that you have entered into time charters for the nine vessels. Please add a disclosure in a note to your financial statements discussing the terms of these contracts. Your disclosure should include but not be limited to a discussion describing the service start date, duration and any other significant terms of the contracts.

Exhibit 23.2 Consent of Independent Registered Public Accounting
Firm

38. Please obtain a revised consent which refers to the report of Ernst & Young LLP dated April 1, 2005 rather than April 4, 2005.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Jeff Jaramillo at (202) 533-3212, or Linda Cvrkel, at
(202) 533-3813.  Direct any other questions to Hanna Teshome at
(202)
533-3315, or in her absence to me at (202) 533-3750.

								Sincerely,



								Max A. Webb
								Assistant Director



cc:
via facsimile
Seward & Kessel LLP
(212) 480-8421


??

??

??

??




Eagle Bulk Shipping Inc.
May 3, 2005
Page 1